April 20, 2005


To:      Lynn A. Dicker
         Division of Corporate Finance

From:    Brian H. Davis
         IEC Electronics

Subj: Form 10-K for the fiscal year ended September 30, 2004, Filed November 17, 2004
         Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 File No. 000-06508


Form 10-K for the fiscal year ended September 30, 2004


Analysis of Operations - page 11

1. The major reduction in selling and administrative expenses was due to commissions paid to manufacturer's representatives. In future filings we will quantify and discuss such changes in greater detail. We will also disclose known trends, if applicable. In this case, the spending reduction was a direct result of lower sales. We are not aware of any unusual trends in this area.

2. We will address significant changes in balance sheet amounts in future filings. For 2004, there were no such significant changes. For example, accounts receivable went from $4,004 to $3,710 and inventory went from $1,633 to $1,882. We do not believe that these changes were significant.

Restructuring Charge (Benefit) - page 12

3. In future filings we will quantify anticipated cost savings derived from our restructuring effort. The $240,000 reduction in the reserve for the Arab, Alabama facility was due to the facility being sold for an amount greater than what was previously anticipated.

4. We will also expand future MD&A to identify the periods in which material cash outlays are anticipated and the expected source of their funding. In this case, the cash was largely spent during the period that the expense was reported (accrued expenses were minimal). Also, funding came from future operational expense reductions.


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Liquidity and Capital Resources - page 13

5. We will include a discussion on short and long term liquidity in future filings. At this time, we are unaware of any significant trends that will have a material impact on our liquidity.


Item 9A.  Controls and Procedures - page 20

6. Our future filings will specify that our controls and procedures are effective to ensure that the required information is communicated to our management such as to allow timely decisions regarding required disclosure.


Financial Statements - page 24

7. In future filings, required information regarding allowance for doubtful accounts, and any other relevant items of section II, will be provided in the notes to the financial statements.


Consolidated Statements of Operations - page 26

8. Forgiveness of accounts payable will be reclassified to operating income in future filings.


Consolidated Statements of Comprehensive Income (Loss) and Shareholders' Equity
- page 27

9. Accumulated currency translation adjustments have not yet been recognized upon the disposition and closure of Mexican operations because the legal entity has not yet been legally dissolved, and because there are (were) certain assets and liabilities remaining on the balance sheet. We will make the appropriate entries upon dissolution, which we expect to occur before the end of our current fiscal year. We do not anticipate any P&L impact as a result of the write-off of the accumulated adjustment.


Revenue Recognition - page 29

10.   Our revenue recognition disclosure will be enhanced in future filings.


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Long-Lived Assets - page 29

11.   Our business fell sharply from 2000 ($146,359) to 2001 ($114,771) to 2002
      ($39,365). The reduction is largely due to a dramatic drop in telecommunications spending, and the subsequent movement of commodity electronics manufacturing to low labor cost countries such as China. We closed several facilities and were left with a substantial amount of excess equipment. The equipment could not be sold at the existing book values because of the excess capacity that existed in the industry. The carrying amount of the long-lived assets was not recoverable because it exceeded the undiscounted cash flows expected to result from the use and eventual disposition of the assets. We believe that we were compliant with SFAS 144. Future filings will not be modified because the "impairment" falls outside the reporting period of future filings.


Note 5. Restructuring - page 32

12. In future filings, we will disclose the number of employees included in workforce reductions.

13. In future filings, we will also describe the total expected restructuring cost, the amount in the current period, and the cumulative amount incurred to date.

14. In future filings we will provide a reconciliation of the accrued liability balance.


Note 8.  Shareholder Equity: Stock-Based Compensation Plans - page 34

15. We will include the stock-based compensation disclosures of FAS 148 paragraph 2(e) in future "Summary of Significant Accounting Policies" footnotes. In addition, we will modify the table to include stock-based employee compensation cost that would have been included in net income had the fair value method been applied to all awards.


Exhibit 10.14

16.   IEC did not accelerate the vesting on Mr. Anderson's shares.

17. We have not disclosed the loan to Mr. Anderson separately on the balance sheet because Mr. Anderson is no longer an employee or officer of IEC, and the amount of the loan is not material.


Form 10-Q for the quarterly period ended December 31, 2004

18. In future filings we will include "hiring" costs as operating expenses, and also make other disclosures necessary so as to comply with SFAS 146.


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